Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-147547

June 9, 2009

This free writing prospectus relates only to the shares of common stock of PICO Holdings, Inc. (the “Company”) described below and should be read together with the registration statement (including a base prospectus) relating to these shares of common stock.

Common stock offered by the Company:	694,444 shares

Purchase price to the public:	$27.00 per share

Underwriting discounts and commissions:	5.0%

Net proceeds to the Company (including estimated offering expenses of the Company):	$17.76 million

Settlement date:	June 15, 2009

Indemnification:	The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Underwriter:	ThinkEquity LLC

The Company has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the documents incorporated therein by reference and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the base prospectus and, when available, the prospectus supplement, may be obtained from ThinkEquity LLC, 600 Montgomery Street, 3rd Floor, San Francisco, California 94111, or prospectus@thinkequity.com.